BEEKMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from Operating Activities:

Net Income	(415)
Capital Contributions	22,500
Prior Period Adjustment	7,422
Increase in Accrued Expenses	6,557
Net cash provided by Operating Activities	36,064

Net increase in cash and equivalents	36,064
Cash and equivalents, beginning	6,827
Cash and equivalents, end	42,891